Exhibit 99.1

News

Contact:
Uri Birenberg, CFO
(972) 77-774-5060
urib@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS Q2 & H1 FINANCIAL RESULTS
- Cash Balance Increased by $5.9M to $9.9M;
Long-Term Target for Gross Margin Raised to 80% -
-  Company Investing Significantly to Address the Virtualization Market -

TEL-AVIV, Israel – July 21, 2015-- RADCOM Ltd. (NASDAQ: RDCM), a leading provider of Customer Experience Management (CEM) solutions, today reported its financial results for the second quarter and first half ended June 30, 2015.

In $ thousands	H1 2015	H1 2014	Q2 2015	Q2 2014
Revenues	$11,191	$10,441	$4,837	$4,970
Gross margin	79%	71%	75%	75%
Net profit	$640	$317	$203	$207
Net profit (non-GAAP)	$1,426	$608	$605	$360
Cash & equivalents	$9,916	$3,853	$9,916	$3,853

Financial Results

First Half of 2015: RADCOM’s revenues increased to $11.2 million from $10.4 million in the first half of 2014, while gross margin for the period increased to 79% from 71%. Based on the rising proportion of software-based MaveriQ sales in the Company’s backlog and sales opportunity pipeline, Management has raised its long-term target gross margin to 80%.

Net income for the first half totaled $640,000, or $0.07 per diluted share ($0.08 per basic share), more than double the $317,000, or $0.04 per share (basic and diluted) recorded in the first half of 2014. On a non-GAAP basis, net income for the period totaled $1,426,000, or $0.16 per diluted share ($0.17 per basic share), a 134% increase compared with $608,000, or $0.08 per basic share ($0.07 per diluted share) for the first half of 2014.

Second Quarter: During the second quarter, RADCOM recorded $4.8 million in revenues compared with $5.0 million in the second quarter of 2014. The quarter’s sales were affected by a slow-down in the decision-making process regarding a specific deal in Russia that is not expected to impact the Company’s full-year performance.

According to GAAP, the Company recorded net income of $203,000, or $0.02 per share (basic and diluted), compared with $207,000, or $0.02 per diluted share ($0.03 per basic share), for the second quarter of 2014. On a non-GAAP basis, net income totaled $605,000, or $0.07 per share (basic and diluted), compared with $360,000, or $0.04 per share (basic and diluted), for the second quarter of 2014.

The Company’s cash balance during the quarter increased by $5.9 million, resulting in a total of $9.9 million as of June 30, 2015.

Comments of Management

“Our activities during the past two quarters have been intensely focused on establishing RADCOM as a leading player in CEM for the virtualized/NFV environment, which has entailed a massive effort in both development and marketing,” commented Mr. David Ripstein, RADCOM’s President and CEO. “We are excited to have recently launched the last component of our virtualized MaveriQ solution, making it what we believe is the best fully NFV-compatible solution on the market. This is already opening up a new scale of opportunities, and expanding our geographical focus into additional regions, especially the U.S. We believe these efforts will bear fruit and that our solution for the NFV market will become a new revenue driver.”

Mr. Ripstein continued, “Our sales for the second quarter were below our internal expectations, reflecting the slow-down in decision-making regarding a specific deal in Russia. Nonetheless, the opportunities that we are addressing in both our traditional focus regions of Latin America and APAC, together with the potential that our virtualized MaveriQ solution is opening up to us, makes us feel well positioned. We are pleased to be updating our long-term target gross margin to 80%, and look forward to reporting our progress in the quarters ahead.”

Earnings Conference Call

RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from July 22nd on RADCOM's website.

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statement of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$4,837	$4,970	$11,191	$10,441
Cost of sales	1,216	1,253	2,354	3,025
Gross profit	3,621	3,717	8,837	7,416
Research and development, gross	1,433	1,518	3,071	3,086
Less - royalty-bearing participation	148	289	148	587
Research and development, net	1,285	1,229	2,923	2,499
Sales and marketing, net	1,546	1,774	3,587	3,721
General and administrative	565	558	1,206	1,136
Total operating expenses	3,396	3,561	7,716	7,356
Operating income	225	156	1,121	60
Financing income (expense), net	78	51	(374)	257
Income before taxes	303	207	747	317
Taxes	(100)	-	(107)	-

Net profit	$203	$207	$640	$317

Basic net income per ordinary share	$0.02	$0.03	$0.08	$0.04
Diluted net income per ordinary share	$0.02	$0.02	$0.07	$0.04
Weighted average number of ordinary shares used in computing basic net income per ordinary share	8,537,377	8,017,570	8,501,254	7,995,073
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	9,093,008	8,495,235	9,066,624	8,482,199

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income	$203	$207	$640	$317
Stock-based compensation (1)	402	153	786	291
Non-GAAP net income	$605	$360	$1,426	$608
Non-GAAP net income per share (basic)	$0.07	$0.04	$0.17	$0.08
Non-GAAP net income per share (diluted)	$0.07	$0.04	$0.16	$0.07

Number of shares used in computing Non-GAAP earnings per share (basic)	8,537,377	8,017,570	8,501,254	7,995,073
Number of shares used in computing Non-GAAP earnings per share (diluted)	9,093,008	8,495,235	9,066,624	8,482,199

(1) Stock-based compensation:
Cost of sales	13	4	22	8
Research and development	159	56	324	102
Sales and marketing	133	54	224	104
General and administrative	97	39	216	77
	402	153	786	291

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	June 30, 2015	December 31, 2014
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	9,883	6,848
Restricted cash deposits	33	32
Trade receivables	3,434	5,477
Inventories	1,482	2,699
Other receivables	1,569	1,411
Total Current Assets	16,401	16,467
Severance pay fund	3,163	3,051
Other long-term receivables	622	600
Property and equipment, net	210	200
Total Assets	20,396	20,318

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	424	1,524
Deferred revenue and advances from customers	842	765
Employee and payroll accruals	2,120	2,377
Other payables and accrued expenses	1,518	1,739
Total Current Liabilities	4,904	6,405
Long-Term Liabilities
Deferred revenue	384	198
Accrued severance pay	3,636	3,453
Total Long-Term Liabilities	4,020	3,651

Total Liabilities	8,924	10,056

Shareholders' Equity
Share capital	368	361
Additional paid-in capital	69,318	68,059
Accumulated other comprehensive loss	(1,758)	(1,062)
Accumulated deficit	(56,456)	(57,096)
Total Shareholders' Equity	11,472	10,262
Total Liabilities and Shareholders' Equity	20,396	20,318